Exhibit 99.1
Dole plc Reports Fourth Quarter and Full Year 2024 Financial Results
DUBLIN – February 26, 2025 - Dole plc (NYSE: DOLE) ("Dole" or the "Group" or the "Company") today released its financial results for the three months and year ended December 31, 2024.
Highlights for the quarter ended December 31, 2024:
•Strong fourth quarter operational performance for the Group
•Revenue of $2.2 billion, an increase of 4.6% (an increase of 10.1% on a like-for-like basis1)
•Net Loss of $31.6 million, primarily due to a non-cash write-down of the carrying value of the Fresh Vegetables division of $78.2 million
•Adjusted EBITDA2 of $74.6 million, a decrease of 2.9% (an increase of 3.7% on a like-for-like basis)
•Adjusted Net Income2 of $15.3 million and Adjusted Diluted EPS2 of $0.16

Highlights for the year ended December 31, 2024:
•Very strong full year results achieved following a year of good momentum for the Group
•Revenue of $8.5 billion, an increase of 2.8% (an increase of 6.7% on a like-for-like basis)
•Net Income decreased to $143.4 million, primarily due to the non-cash write down of the carrying value of the Fresh Vegetables division in the fourth quarter, offset significantly by the strong operational performance of the Group
•Diluted EPS was $1.32, an increase from $1.30
•Adjusted EBITDA of $392.2 million, an increase of 1.8% (an increase of 6.7% on a like-for-like basis)
•Adjusted Net Income increased 2.4% to $120.9 million and Adjusted Diluted EPS increased 2.4% to $1.27
•Free Cash Flow from Continuing Operations2 of $180.3 million
•Net Debt2 of $637.1 million, a reduction of $181.1 million, and Net Leverage2 of 1.6x

Financial Highlights - Unaudited

	Three Months Ended		Year Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

	(U.S. Dollars in millions, except per share amounts)
Revenue	2,167	2,072	8,475	8,245
Income from Continuing Operations[3]	29.6	23.1	172.3	177.5
Net (Loss) Income	(31.6)	28.9	143.4	155.7
Net (Loss) Income attributable to Dole plc	(39.1)	22.3	125.5	124.1
Diluted EPS from Continuing Operations	0.23	0.17	1.62	1.53
Diluted EPS	(0.41)	0.23	1.32	1.30
Adjusted EBITDA[2]	74.6	76.9	392.2	385.1
Adjusted Net Income[2]	15.3	14.8	120.9	118.1
Adjusted Diluted EPS[2]	0.16	0.16	1.27	1.24
1 Like-for-like basis refers to the measure excluding the impact of foreign currency translation movements and acquisitions and divestitures. Refer to the Appendix and "Supplemental Reconciliation of Prior Year Segment Results to Current Year Segment Results" for further detail on these impacts and the calculation of like-for-like basis variances.
2 Dole plc reports its financial results in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). See full GAAP financial results in the appendix. Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings Per Share, Net Debt, Net Leverage and Free Cash Flow from Continuing Operations are non-GAAP financial measures. Refer to the appendix of this release for an explanation and reconciliation of these and other non-GAAP financial measures used in this release to comparable GAAP financial measures.
3 Fresh Vegetables results are reported separately as discontinued operations, net of income taxes, in our consolidated statements of operations, its assets and liabilities are separately presented in our consolidated balance sheets, and its cash flows are presented separately in our consolidated statements of cash flows for all periods presented. Unless otherwise noted, our discussion of our results included herein, outlook and all supplementary tables, including non-GAAP financial measures, are presented on a continuing operations basis.

Commenting on the results, Carl McCann, Executive Chairman, said:
“We are pleased to report another strong result in the fourth quarter, rounding out a year of positive progress and development for the Group. Adjusted EBITDA increased 6.7% on a like-for-like basis, a result which was ahead of our latest guidance.
We finished the year in a strong financial position, with net leverage reducing to 1.6x, as we prioritized capital allocation and maximizing cash flow generation.
For the current financial year, although there is increased uncertainty due to the evolving geopolitical environment, we believe our business is well positioned to deliver another good result. At this early stage of the financial year, we are targeting full year Adjusted EBITDA in the range of $370 - $380 million.
Finally, we would like to extend thanks to all our dedicated people for their contributions and focus throughout the year, helping to drive our Group forward and delivering our strong 2024 financial result.”
Group Results - Fourth Quarter
Revenue increased 4.6%, or $95.2 million, primarily due to positive operational performance across all segments, offset partially by an unfavorable impact from foreign currency translation of $2.5 million and a net negative impact from acquisitions and divestitures of $111.2 million, particularly in the Diversified Fresh Produce - Americas & ROW segment as a result of the disposal of the Progressive Produce business in mid-March 2024. On a like-for-like basis, group revenue increased 10.1%, or $208.9 million.
Net loss was $31.6 million, a decrease from net income of $28.9 million in the prior year. This decrease was due to a loss of $61.2 million in discontinued operations (Fresh Vegetables) compared to income of $5.8 million in the prior year with improved operating results offset by a non-cash held for sale fair value loss of $104.9 million ($78.2 million, net of tax), which adjusted the carrying value of the Fresh Vegetables division to its estimated fair value. This loss was primarily due to $78.1 million of unrecorded depreciation and amortization from March 31, 2023 in accordance with held for sale guidance.
Adjusted EBITDA decreased 2.9%, or $2.2 million, primarily driven by a net negative impact from acquisitions and divestitures of $4.9 million, particularly in the Diversified Fresh Produce - Americas & ROW segment as a result of the disposal of the Progressive Produce business. These decreases were partially offset by good performance in the Fresh Fruit segment. On a like-for-like basis, Adjusted EBITDA increased 3.7%, or $2.8 million.
Adjusted Net Income increased 3.0%, or $0.5 million, predominantly due to lower interest expense, as well as lower depreciation, interest and tax expense recorded within our equity method investments, offset partially by the decreases in Adjusted EBITDA as noted above. Adjusted Diluted EPS was $0.16 in each year.
Group Results - Full Year
Revenue increased 2.8%, or $230.1 million, predominantly due to strong operational performances across all segments and a favorable impact from foreign currency translation of $13.4 million. These positive impacts were partially offset by a net negative impact from acquisitions and divestitures of $335.6 million, particularly in the Diversified Fresh Produce - Americas & ROW segment as a result of the disposal of the Progressive Produce business. On a like-for-like basis, revenue increased 6.7%, or $552.2 million.
Net income of $143.4 million was $12.3 million lower than the prior year. The decrease was primarily due to the non-cash held for sale fair value loss of $78.2 million, net of tax, in the fourth quarter within discontinued operations as described above, as well as higher tax expense. These decreases were partially offset by higher operating income due to strong underlying performance across the Group, higher other income, primarily related to fair value adjustments of financial instruments, and lower interest expense.

Adjusted EBITDA increased 1.8%, or $7.1 million, primarily due to good performance in the Fresh Fruit and Diversified Fresh Produce - Americas & ROW segments, partially offset by a lower result in the Diversified Fresh Produce - EMEA segment and a net negative impact from acquisitions and divestitures of $18.8 million. The impact of foreign currency translation was not material. On a like-for-like basis, Adjusted EBITDA increased 6.7%, or $25.7 million.
Adjusted Net Income increased 2.4%, or $2.8 million, predominantly due to the increases in Adjusted EBITDA as noted above, as well as lower interest and depreciation expense, partially offset by higher tax expense. Adjusted Diluted EPS for the year ended December 31, 2024 was $1.27 compared to $1.24 in the prior year.

Selected Segmental Financial Information (Unaudited)

	Three Months Ended
	December 31, 2024		December 31, 2023

	(U.S. Dollars in thousands)
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Fresh Fruit	$819,066	$31,890	$748,703	$28,792
Diversified Fresh Produce - EMEA	910,604	32,487	862,865	32,638
Diversified Fresh Produce - Americas & ROW	463,285	10,234	489,761	15,427
Intersegment	(25,491)	—	(29,074)	—
Total	$2,167,464	$74,611	$2,072,255	$76,857

	Year Ended
	December 31, 2024		December 31, 2023

	(U.S. Dollars in thousands)
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Fresh Fruit	$3,293,527	$214,848	$3,135,866	$208,930
Diversified Fresh Produce - EMEA	3,608,692	131,504	3,432,945	133,570
Diversified Fresh Produce - Americas & ROW	1,686,281	45,851	1,800,168	42,618
Intersegment	(113,157)	—	(123,711)	—
Total	$8,475,343	$392,203	$8,245,268	$385,118
Fourth Quarter Commentary
Fresh Fruit
Revenue increased 9.4%, or $70.4 million, primarily due to higher worldwide volumes of bananas sold, higher worldwide pricing of pineapples and higher pricing and volume for plantains in North America. These increases were partially offset by lower worldwide volumes of pineapples sold, lower worldwide pricing for bananas and lower pricing and volume for plantains in Europe.
Adjusted EBITDA increased by 10.8%, or $3.1 million, primarily driven by higher revenue in bananas in particular, as well as lower fruit sourcing and shipping costs in Europe, partially offset by higher shipping costs in North America due to scheduled dry dockings.
Diversified Fresh Produce – EMEA
Revenue increased 5.5%, or $47.7 million, primarily driven by strong performance in the U.K., Spain and the Nordics, partially offset by a net negative impact from acquisitions and divestitures of $7.4 million. On a like-for-like basis, revenue increased 6.5%, or $56.1 million.
Adjusted EBITDA decreased 0.5%, or $0.2 million, primarily due to decreases in the Czech Republic, South Africa and Ireland as well as an unfavorable impact from foreign currency translation of $0.2 million, partially offset by stronger performance in Spain and the U.K. On a like-for-like basis, Adjusted EBITDA increased 0.3%, or $0.1 million.

Diversified Fresh Produce – Americas & ROW
Revenue decreased 5.4%, or $26.5 million, primarily due to the disposal of the Progressive Produce business in mid-March 2024. On a like-for-like basis, revenue increased 16.1%, or $78.8 million, primarily due to higher export volumes in cherries and grapes as well as strong trading performance across commodities in the North American market.
Adjusted EBITDA decreased 33.7%, or $5.2 million, primarily due to the disposal of the Progressive Produce business. On a like-for-like basis, Adjusted EBITDA decreased 2.2%, or $0.3 million, primarily due to a lower profitability in the Chilean cherry business, partially offset by continued good performance in North America, particularly in kiwi, grapes and avocados.
Full Year Commentary
Fresh Fruit
Revenue increased 5.0%, or $157.7 million, predominantly driven by higher worldwide volumes of bananas sold, higher worldwide pricing of pineapples, higher pricing of bananas in North America and higher pricing and volume for plantains in North America. These increases were partially offset by lower pricing for bananas in Europe, lower volumes of pineapples sold on a worldwide basis, lower pricing for plantains in Europe and lower commercial cargo revenue.
Adjusted EBITDA increased 2.8%, or $5.9 million, primarily driven by higher revenue in bananas in particular, as well as lower fruit sourcing and shipping costs in Europe, partially offset by higher shipping costs in North America due to scheduled dry dockings and a decrease in commercial cargo profitability.
Diversified Fresh Produce – EMEA
Revenue increased 5.1%, or $175.7 million, primarily driven by strong performance in Ireland and the U.K., a favorable impact from foreign currency translation of $16.7 million, as a result of the strengthening of the British pound sterling and Swedish krona against the U.S. Dollar, and a net positive impact from acquisitions and divestitures of $8.3 million. On a like-for-like basis, revenue increased 4.4%, or $150.8 million.
Adjusted EBITDA decreased 1.5%, or $2.1 million, primarily driven by decreases in the Netherlands and the Czech Republic. These decreases were partially offset by strong performance in the Nordics, Spain and South Africa, as well as a favorable impact from foreign currency translation of $0.3 million. On a like-for-like basis, Adjusted EBITDA decreased 1.9%, or $2.5 million.
Diversified Fresh Produce – Americas & ROW
Revenue decreased 6.3%, or $113.9 million, primarily due to the disposal of the Progressive Produce business in mid-March 2024. On a like-for-like basis, revenue increased 13.0%, or $233.3 million, primarily due to significantly higher export volumes of cherries, accentuated by important seasonal timing differences in 2024, as well as good developments in most other export products. In addition, the segment also saw strong growth in the North American marketplace, driven by increases in kiwis, avocados and grapes, in particular, partially offset by decreases in berries.
Adjusted EBITDA increased 7.6%, or $3.2 million, primarily due to a strong export performance in Chilean cherries, accentuated by seasonal timing differences in 2024, as well as a strong performance on the export side of the business. In addition, there was also a strong performance in North America, particularly in kiwis, grapes and avocados. These positive impacts were significantly offset by the disposal of the Progressive Produce business. On a like-for-like basis, Adjusted EBITDA increased 52.3% or $22.3 million.
Capital Expenditures
Capital expenditures for the year ended December 31, 2024 were $82.4 million which included investments in shipping containers, farming investments, efficiency projects in our warehouses and ongoing investments in IT and logistics assets. Additions through finance leases from continuing operations were $53.3 million for the year ended December 31, 2024. These additions were primarily related to $41.1 million of investments in two vessels made during the three months ended September 30, 2024 that we had previously chartered; the vessels were subsequently purchased in February of 2025. Total capital additions from continuing operations, including additions through finance leases, were $135.7 million.

Free Cash Flow from Continuing Operations, Net Debt and Net Leverage
Free cash flow from continuing operations was $180.3 million for the year ended December 31, 2024. Free cash flow was driven by normal seasonal impacts. There were higher outflows from receivables based on higher revenues (excluding the impacts of divestitures) and timing of collections and higher outflows from inventories, partly offset by inflows from accounts payables, accrued liabilities and other liabilities. At the end of the year, Net Debt was $637.1 million, a reduction from $818.3 million as of December 31, 2023. Net Leverage, which is calculated by dividing Net Debt with Adjusted EBITDA, decreased to 1.6x as of December 31, 2024 from 2.1x as of December 31, 2023.
Outlook for Fiscal Year 2025 (forward-looking statement)
We are very pleased with the group's strong performance in 2024, delivering $392.2 million of Adjusted EBITDA from continuing operations. This result exceeded expectations and gives us a strong platform to move forward into the 2025 financial year.
While we continue to see excellent opportunities for our business in 2025, we will also face challenges and uncertainties this year. The evolving geopolitical environment is adding increased uncertainty in areas including regulation, foreign exchange rates and the potential impact of any tariffs on sourcing costs and supply chains.
Our management teams are keenly focused on preparing for any eventualities while also continuing to promote the critical benefits of the fresh produce industry in supporting shared global goals toward enhancing health and wellness.
For our own operations, we will face a known short-term headwind in 2025 following the impact of Tropical Storm Sara on our Honduran operations in November 2024. Factoring in this and given our excellent finish to the 2024 financial year, which exceeded expectations, at this early stage of the financial year our target is to deliver full year Adjusted EBITDA in a range of $370 - $380 million.
Dividend
On February 25, 2025, the Board of Directors of Dole plc declared a cash dividend for the fourth quarter of 2024 of $0.08 per share, payable on April 3, 2025 to shareholders of record on March 20, 2025. A cash dividend of $0.08 per share was paid on January 3, 2025 for the third quarter of 2024.

About Dole plc
A global leader in fresh produce, Dole plc produces, markets, and distributes an extensive variety of fresh fruits and vegetables sourced locally and from around the world. Dedicated and passionate in exceeding our customers’ requirements in over 85 countries, our goal is to make the world a healthier and a more sustainable place.
Webcast and Conference Call Information
Dole plc will host a conference call and simultaneous webcast at 08:00 a.m. Eastern Time today to discuss the fourth quarter and full year 2024 financial results. The live webcast and a replay after the event can be accessed at www.doleplc.com/investor-relations or directly at https://events.q4inc.com/attendee/264989893. The conference call can be accessed by registering at https://registrations.events/direct/Q4I604517.
Forward-looking information
Certain statements made in this press release that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management’s beliefs, assumptions, and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates, or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.
Investor Contact:
James O'Regan, Head of Investor Relations, Dole plc
james.oregan@doleplc.com
+353 1 887 2794
Media Contact:
Brian Bell, Ogilvy
brian.bell@ogilvy.com
+353 87 2436 130
Category: Financial

Appendix
Consolidated Statements of Operations - Unaudited

	Three Months Ended		Year Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

	(U.S. Dollars and shares in thousands, except per share amounts)
Revenue, net	$2,167,464	$2,072,255	$8,475,343	$8,245,268
Cost of sales	(2,009,045)	(1,920,077)	(7,757,622)	(7,551,098)
Gross profit	158,419	152,178	717,721	694,170
Selling, marketing, general and administrative expenses	(122,675)	(119,334)	(474,058)	(473,903)
Gain on disposal of businesses	472	—	76,417	—
Gain on asset sales	747	10,666	2,648	54,108
Impairment of goodwill	—	—	(36,684)	—
Impairment and asset write-downs of property, plant and equipment	(2,154)	(2,217)	(5,480)	(2,217)
Operating income	34,809	41,293	280,564	272,158
Other income (expense), net	11,137	(2,922)	20,595	4,799
Interest income	2,410	2,823	10,745	10,083
Interest expense	(18,055)	(18,754)	(72,264)	(81,113)
Income from continuing operations before income taxes and equity earnings	30,301	22,440	239,640	205,927
Income tax expense	(264)	(2,987)	(75,649)	(43,591)
Equity method (loss) earnings	(403)	3,683	8,308	15,191
Income from continuing operations	29,634	23,136	172,299	177,527
(Loss) income from discontinued operations, net of income taxes	(61,231)	5,798	(28,880)	(21,818)
Net (loss) income	(31,597)	28,934	143,419	155,709
Less: Net income attributable to noncontrolling interests	(7,552)	(6,597)	(17,906)	(31,646)
Net (loss) income attributable to Dole plc	$(39,149)	$22,337	$125,513	$124,063

Income (loss) per share - basic:
Continuing operations	$0.23	$0.18	$1.63	$1.54
Discontinued operations	(0.64)	0.06	(0.31)	(0.23)
Net (loss) income per share attributable to Dole plc - basic	$(0.41)	$0.24	$1.32	$1.31

Income (loss) per share - diluted:
Continuing operations	$0.23	$0.17	$1.62	$1.53
Discontinued operations	(0.64)	0.06	(0.30)	(0.23)
Net income per share attributable to Dole plc - diluted	$(0.41)	$0.23	$1.32	$1.30

Weighted-average shares:
Basic	95,019	94,929	94,967	94,917
Diluted	95,702	95,187	95,471	95,118

Consolidated Balance Sheets - Unaudited

	December 31, 2024	December 31, 2023

ASSETS	(U.S. Dollars and shares in thousands)
Cash and cash equivalents	$330,017	$275,580
Short-term investments	6,019	5,899
Trade receivables, net of allowances for credit losses of $19,493 and $18,360, respectively	473,511	538,177
Grower advance receivables, net of allowances of $29,304 and $19,839, respectively	104,956	109,958
Other receivables, net of allowances of $15,248 and $13,227, respectively	125,412	117,069
Inventories, net of allowances of $4,178 and $4,792, respectively	430,090	378,592
Prepaid expenses	66,136	61,724
Other current assets	15,111	17,401
Fresh Vegetables current assets held for sale	332,042	414,457
Other assets held-for-sale	1,419	1,832
Total current assets	1,884,713	1,920,689
Long-term investments	14,630	15,970
Investments in unconsolidated affiliates	129,322	131,704
Actively marketed property	45,778	13,781
Property, plant and equipment, net of accumulated depreciation of $498,895 and $444,775, respectively	1,082,056	1,102,234
Operating lease right-of-use assets	337,468	340,458
Goodwill	429,590	513,312
DOLE brand	306,280	306,280
Other intangible assets, net of accumulated amortization of $118,956 and $134,420, respectively	25,238	41,232
Other assets	108,804	109,048
Deferred tax assets, net	82,484	66,485
Total assets	$4,446,363	$4,561,193
LIABILITIES AND EQUITY
Accounts payable	$648,586	$670,904
Income taxes payable	42,753	22,917
Accrued liabilities	437,017	357,427
Bank overdrafts	11,443	11,488
Current portion of long-term debt, net	80,097	222,940
Current maturities of operating leases	62,896	63,653
Payroll and other tax	28,056	27,791
Contingent consideration	3,399	1,788
Pension and postretirement benefits	18,491	16,570
Fresh Vegetables current liabilities held for sale	244,669	291,342
Dividends payable and other current liabilities	14,696	29,892
Total current liabilities	1,592,103	1,716,712
Long-term debt, net	866,075	845,013
Operating leases, less current maturities	280,836	287,991
Deferred tax liabilities, net	79,598	92,653
Income taxes payable, less current portion	6,210	16,664
Contingent consideration, less current portion	4,007	7,327
Pension and postretirement benefits, less current portion	129,870	121,689
Other long-term liabilities	52,746	52,295
Total liabilities	$3,011,445	$3,140,344

Redeemable noncontrolling interests	35,554	34,185
Stockholders’ equity:
Common stock — $0.01 par value; 300,000 shares authorized and 95,041 and 94,929 shares outstanding as of December 31, 2024 and December 31, 2023, respectively	950	949
Additional paid-in capital	801,099	796,800
Retained earnings	657,430	562,562
Accumulated other comprehensive loss	(166,180)	(110,791)
Total equity attributable to Dole plc	1,293,299	1,249,520
Equity attributable to noncontrolling interests	106,065	137,144
Total equity	1,399,364	1,386,664
Total liabilities, redeemable noncontrolling interests and equity	$4,446,363	$4,561,193

Consolidated Statements of Cash Flows - Unaudited

	Year Ended
	December 31, 2024	December 31, 2023

Operating Activities	(U.S. Dollars in thousands)
Net income	$143,419	$155,709
Loss from discontinued operations, net of income taxes	28,880	21,818
Income from continuing operations	172,299	177,527
Adjustments to reconcile income from continuing operations to net cash provided by (used in) operating activities - continuing operations:
Depreciation and amortization	98,818	104,168
Impairment of goodwill	36,684	—
Impairment and asset write-downs of property, plant and equipment	5,480	2,217
Net gain on sale of assets	(2,648)	(54,108)
Net gain on sale of businesses	(76,417)	—
Net (gain) loss on financial instruments	(12,397)	2,004
Stock-based compensation expense	7,951	6,045
Equity method earnings	(8,308)	(15,191)
Amortization of debt discounts and debt issuance costs	7,746	6,390
Deferred tax benefit	(17,588)	(12,600)
Pension and other postretirement benefit plan expense	5,404	7,735
Dividends received from equity method investees	7,049	9,388
Other	(247)	47
Changes in operating assets and liabilities:
Receivables, net of allowances	(20,603)	58,794
Inventories	(70,810)	20,688
Prepaids, other current assets and other assets	(281)	(27,521)
Accounts payable, accrued liabilities and other liabilities	130,589	13,022
Net cash provided by operating activities - continuing operations	262,721	298,605
Investing Activities
Sales of assets	5,011	83,557
Capital expenditures	(82,435)	(78,041)
Proceeds from sale of business, net of transaction costs	117,935	—
Insurance proceeds	527	1,054
Purchases of investments	(262)	(1,153)
(Purchases) sales of unconsolidated affiliates	(1,769)	1,013
Acquisitions, net of cash acquired	(926)	(1,263)
Other	(2,301)	57
Net cash provided by investing activities - continuing operations	35,780	5,224
Financing Activities
Proceeds from borrowings and overdrafts	1,517,106	1,407,970
Repayments on borrowings and overdrafts	(1,696,130)	(1,576,067)
Payment of debt issuance costs	—	(44)
Dividends paid to shareholders	(30,551)	(30,373)
Dividends paid to noncontrolling interests	(26,579)	(28,522)
Other noncontrolling interest activity, net	(124)	(1,300)
Payments of contingent consideration	(1,567)	(1,662)
Net cash used in financing activities - continuing operations	(237,845)	(229,998)
Effect of foreign currency exchange rate changes on cash	(15,241)	5,448
Net cash provided by (used in) operating activities - discontinued operations	22,592	(22,622)
Net cash used in investing activities - discontinued operations	(13,293)	(8,492)
Cash provided by (used in) discontinued operations, net	9,299	(31,114)
Increase in cash and cash equivalents	54,714	48,165
Cash and cash equivalents at beginning of period, including discontinued operations	277,005	228,840
Cash and cash equivalents at end of period, including discontinued operations	$331,719	$277,005
Supplemental cash flow information:
Income tax payments, net of refunds	$(77,967)	$(63,969)
Interest payments on borrowings	$(67,397)	$(82,367)
Non-cash Investing and Financing Activities:
Accrued property, plant and equipment	$(2,983)	$(1,465)

Reconciliation from Net Income to Adjusted EBITDA – Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended		Year Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

	(U.S. Dollars in thousands)
Net (loss) income (Reported GAAP)	$(31,597)	$28,934	$143,419	$155,709
Loss (income) from discontinued operations, net of income taxes	61,231	(5,798)	28,880	21,818
Income from continuing operations (Reported GAAP)	29,634	23,136	172,299	177,527
Income tax expense	264	2,987	75,649	43,591
Interest expense	18,055	18,754	72,264	81,113
Mark to market (gains) losses	(11,356)	5,450	(10,139)	2,524
Gain on asset sales	(90)	(9,139)	(125)	(52,495)
Gain on disposal of businesses	(472)	—	(76,417)	—
Cyber-related incident	—	—	—	5,321
Impairment of goodwill	—	—	36,684	—
Other items[4,5]	1,023	1,833	(1,686)	2,918
Adjustments from equity method investments	9,294	4,309	16,258	10,714
Adjusted EBIT (Non-GAAP)	46,352	47,330	284,787	271,213
Depreciation	24,410	24,788	91,262	93,970
Amortization of intangible assets	1,776	2,472	7,556	10,198
Depreciation and amortization adjustments from equity method investments	2,073	2,267	8,598	9,737
Adjusted EBITDA (Non-GAAP)	$74,611	$76,857	$392,203	$385,118
4 For the three months ended December 31, 2024, other items is primarily comprised of $0.8 million of impairment charges on property, plant and equipment and $0.4 million of costs for legal matters, partially offset by $0.2 million of insurance proceeds, net of asset writedowns. For the three months ended December 31, 2023, other items is primarily comprised of $1.9 million of asset write-downs, net of insurance proceeds and $0.2 million of impairment charges on property, plant and equipment, partially offset by other immaterial items.
5 For the year ended December 31, 2024, other items is primarily comprised of $2.8 million of insurance proceeds, net of asset writedowns, partially offset by $0.8 million of impairment charges on property, plant and equipment and $0.4 million of costs for legal matters. For the year ended December 31, 2023, other items is primarily comprised of $3.0 million of asset write-downs, net of insurance proceeds and $0.2 million of impairment charges on property, plant and equipment, partially offset by other immaterial items.

Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income – Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item. Refer to the Appendix for supplementary detail.

	Three Months Ended		Year Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

	(U.S. Dollars and shares in thousands, except per share amounts)
Net (loss) income attributable to Dole plc (Reported GAAP)	$(39,149)	$22,337	$125,513	$124,063
Loss (income) from discontinued operations, net of income taxes	61,231	(5,798)	28,880	21,818
Income from continuing operations attributable to Dole plc	22,082	16,539	154,393	145,881
Amortization of intangible assets	1,776	2,472	7,556	10,198
Mark to market (gains) losses	(11,356)	5,450	(10,139)	2,524
Gain on asset sales	(90)	(9,139)	(125)	(52,495)
Gain on disposal of businesses	(472)	—	(76,417)	—
Cyber-related incident	—	—	—	5,321
Impairment of goodwill	—	—	36,684	—
Other items[6,7]	1,023	1,833	(1,686)	2,918
Adjustments from equity method investments	7,926	604	9,708	1,956
Income tax on items above and discrete tax items	(5,338)	(1,709)	13,162	5,243
NCI impact on items above	(271)	(1,220)	(12,239)	(3,494)
Adjusted Net Income for Adjusted EPS calculation (Non-GAAP)	$15,280	$14,830	$120,897	$118,052

Adjusted earnings per share – basic (Non-GAAP)	$0.16	$0.16	$1.27	$1.24
Adjusted earnings per share – diluted (Non-GAAP)	$0.16	$0.16	$1.27	$1.24
Weighted average shares outstanding – basic	95,019	94,929	94,967	94,917
Weighted average shares outstanding – diluted	95,702	95,187	95,471	95,118
6 For the three months ended December 31, 2024, other items is primarily comprised of $0.8 million of impairment charges on property, plant and equipment and $0.4 million of costs for legal matters, partially offset by $0.2 million of insurance proceeds, net of asset writedowns. For the three months ended December 31, 2023, other items is primarily comprised of $1.9 million of asset write-downs, net of insurance proceeds and $0.2 million of impairment charges on property, plant and equipment, partially offset by other immaterial items.
7 For the year ended December 31, 2024, other items is primarily comprised of $2.8 million of insurance proceeds, net of asset writedowns, partially offset by $0.8 million of impairment charges on property, plant and equipment and $0.4 million of costs for legal matters. For the year ended December 31, 2023, other items is primarily comprised of $3.0 million of asset write-downs, net of insurance proceeds and $0.2 million of impairment charges on property, plant and equipment, partially offset by other immaterial items.

Supplemental Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income – Unaudited

The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended December 31, 2024 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administration expenses	Other operating items[8]	Operating Income
Reported (GAAP)	$2,167,464	(2,009,045)	158,419	7.3%	(122,675)	(935)	$34,809
Loss (income) from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		1,776	—	1,776
Mark to market (gains) losses	—	(378)	(378)		—	—	(378)
Gain on asset sales	—	—	—		—	(90)	(90)
Gain on disposal of businesses	—	—	—		—	(472)	(472)
Impairment of goodwill	—	—	—		—	—	—
Other items	—	564	564		459	—	1,023
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$2,167,464	(2,008,859)	158,605	7.3%	(120,440)	(1,497)	$36,668

	Three Months Ended December 31, 2023 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administration expenses	Other operating items[9]	Operating Income
Reported (GAAP)	$2,072,255	(1,920,077)	152,178	7.3%	(119,334)	8,449	$41,293
Loss (income) from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		2,472	—	2,472
Mark to market (gains) losses	—	(189)	(189)		—	—	(189)
Gain on asset sales	—	—	—		—	(9,139)	(9,139)
Cyber-related incident	—	—	—		—	—	—
Other items	—	2,120	2,120		(34)	—	2,086
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$2,072,255	(1,918,146)	154,109	7.4%	(116,896)	(690)	$36,523
8 Other operating items for the three months ended December 31, 2024 is comprised of $2.2 million of impairment charges and asset write-downs of property, plant and equipment, partially offset by a $0.7 million gain on asset sales and a $0.5 million gain on the disposal of businesses, as reported in the consolidated statements of operations.
9 Other operating items for the three months ended December 31, 2023 is comprised of a $10.7 million gain on asset sales, partially offset by $2.2 million of impairment charges and asset write-downs of property, plant and equipment, as reported in the consolidated statements of operations.

	Three Months Ended December 31, 2024 (U.S. Dollars in thousands)
	Other (expense) income, net	Interest income	Interest expense	Income tax (expense)	Equity earnings	Income from continuing operations	(Loss) income from discontinued operations, net of income taxes
Reported (GAAP)	$11,137	2,410	(18,055)	(264)	(403)	29,634	$(61,231)
Loss (income) from discontinued operations, net of income taxes	—	—	—	—	—	—	61,231
Amortization of intangible assets	—	—	—	—	—	1,776	—
Mark to market (gains) losses	(10,978)	—	—	—	—	(11,356)	—
Gain on asset sales	—	—	—	—	—	(90)	—
Gain on disposal of businesses	—	—	—	—	—	(472)	—
Other items	—	—	—	—	—	1,023	—
Adjustments from equity method investments	—	—	—	—	7,926	7,926	—
Income tax on items above and discrete tax items	—	—	—	(5,240)	(98)	(5,338)	—
NCI impact on items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$159	2,410	(18,055)	(5,504)	7,425	23,103	$—

	Three Months Ended December 31, 2023 (U.S. Dollars in thousands)
	Other expense, net	Interest income	Interest expense	Income tax benefit (expense)	Equity earnings	Income from continuing operations	(Loss) income from discontinued operations, net of income taxes
Reported (GAAP)	$(2,922)	2,823	(18,754)	(2,987)	3,683	23,136	$5,798
Loss (income) from discontinued operations, net of income taxes	—	—	—	—	—	—	(5,798)
Amortization of intangible assets	—	—	—	—	—	2,472	—
Mark to market losses	5,639	—	—	—	—	5,450	—
Gain on asset sales	—	—	—	—	—	(9,139)	—
Other items	(253)	—	—	—	—	1,833	—
Adjustments from equity method investments	—	—	—	—	604	604	—
Income tax on items above and discrete tax items	—	—	—	(1,610)	(99)	(1,709)	—
NCI impact on items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$2,464	2,823	(18,754)	(4,597)	4,188	22,647	$—

	Three Months Ended December 31, 2024 (U.S. Dollars and shares in thousands, except per share amounts)
	Net (loss) income	Net income attributable to noncontrolling interests	Net (loss) income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$(31,597)	(7,552)	$(39,149)	$(0.41)
Loss (income) from discontinued operations, net of income taxes	61,231	—	61,231
Amortization of intangible assets	1,776	—	1,776
Mark to market (gains) losses	(11,356)	—	(11,356)
Gain on asset sales	(90)	—	(90)
Gain on disposal of businesses	(472)	—	(472)
Impairment of goodwill	—	—	—
Other items	1,023	—	1,023
Adjustments from equity method investments	7,926	—	7,926
Income tax on items above and discrete tax items	(5,338)	—	(5,338)
NCI impact on items above	—	(271)	(271)
Adjusted (Non-GAAP)	$23,103	(7,823)	$15,280	$0.16

Weighted average shares outstanding – diluted			95,702

	Three Months Ended December 31, 2023 (U.S. Dollars and shares in thousands, except per share amounts)
	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$28,934	(6,597)	$22,337	$0.23
Loss (income) from discontinued operations, net of income taxes	(5,798)	—	(5,798)
Amortization of intangible assets	2,472	—	2,472
Mark to market (gains) losses	5,450	—	5,450
Gain on asset sales	(9,139)	—	(9,139)
Cyber-related incident	—	—	—
Other items	1,833	—	1,833
Adjustments from equity method investments	604	—	604
Income tax on items above and discrete tax items	(1,709)	—	(1,709)
NCI impact on items above	—	(1,220)	(1,220)
Adjusted (Non-GAAP)	$22,647	(7,817)	$14,830	$0.16

Weighted average shares outstanding – diluted			95,187

	Year Ended December 31, 2024 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administration expenses	Other operating items[10]	Operating Income
Reported (GAAP)	$8,475,343	(7,757,622)	717,721	8.5%	(474,058)	36,901	$280,564
Loss (income) from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		7,556	—	7,556
Mark to market (gains) losses	—	(228)	(228)		—	—	(228)
Gain on asset sales	—	—	—		—	(125)	(125)
Gain on disposal of businesses	—	—	—		—	(76,417)	(76,417)
Impairment of goodwill	—	—	—		—	36,684	36,684
Other items	—	(2,065)	(2,065)		459	—	(1,606)
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$8,475,343	(7,759,915)	715,428	8.4%	(466,043)	(2,957)	$246,428

	Year Ended December 31, 2023 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administration expenses	Other operating items[11]	Operating Income
Reported (GAAP)	$8,245,268	(7,551,098)	694,170	8.4%	(473,903)	51,891	$272,158
Loss (income) from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		10,198	—	10,198
Mark to market losses	—	(2,638)	(2,638)		—	—	(2,638)
Gain on asset sales	—	—	—		—	(52,495)	(52,495)
Cyber-related incident	—	—	—		5,321	—	5,321
Other items	—	3,205	3,205		(34)	—	3,171
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$8,245,268	(7,550,531)	694,737	8.4%	(458,418)	(604)	$235,715

10 Other operating items for the year ended December 31, 2024 is comprised of a $76.4 million gain on the disposal of businesses and a $2.6 million gain on asset sales, partially offset by a $36.7 million impairment charge of goodwill and $5.5 million of impairment charges and asset write-downs of property, plant and equipment, as reported in the consolidated statements of operations.
11 Other operating items for the year ended December 31, 2023 is comprised of a $54.1 million gain on asset sales, partially offset by $2.2 million of impairment charges and asset write-downs of property, plant and equipment, as reported in the consolidated statements of operations.

	Year Ended December 31, 2024 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax (expense)	Equity earnings	Income from continuing operations	(Loss) income from discontinued operations, net of income taxes
Reported (GAAP)	$20,595	10,745	(72,264)	(75,649)	8,308	172,299	$(28,880)
Loss (income) from discontinued operations, net of income taxes	—	—	—	—	—	—	28,880
Amortization of intangible assets	—	—	—	—	—	7,556	—
Mark to market (gains) losses	(9,911)	—	—	—	—	(10,139)	—
Gain on asset sales	—	—	—	—	—	(125)	—
Gain on disposal of businesses	—	—	—	—	—	(76,417)	—
Impairment of goodwill	—	—	—	—	—	36,684	—
Other items	(80)	—	—	—	—	(1,686)	—
Adjustments from equity method investments	—	—	—	—	9,708	9,708	—
Income tax on items above and discrete tax items	—	—	—	13,560	(398)	13,162	—
NCI impact on items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$10,604	10,745	(72,264)	(62,089)	17,618	151,042	$—

	Year Ended December 31, 2023 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax expense	Equity earnings	Income from continuing operations	(Loss) income from discontinued operations, net of income taxes
Reported (GAAP)	$4,799	10,083	(81,113)	(43,591)	15,191	177,527	$(21,818)
Loss (income) from discontinued operations, net of income taxes	—	—	—	—	—	—	21,818
Amortization of intangible assets	—	—	—	—	—	10,198	—
Mark to market losses	5,162	—	—	—	—	2,524	—
Gain on asset sales	—	—	—	—	—	(52,495)	—
Cyber-related incident	—	—	—	—	—	5,321	—
Other items	(253)	—	—	—	—	2,918	—
Adjustments from equity method investments	—	—	—	—	1,956	1,956	—
Income tax on items above and discrete tax items	—	—	—	5,643	(400)	5,243	—
NCI impact on items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$9,708	10,083	(81,113)	(37,948)	16,747	153,192	$—

	Year Ended December 31, 2024 (U.S. Dollars and shares in thousands, except per share amounts)

	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$143,419	(17,906)	$125,513	$1.31
Loss (income) from discontinued operations, net of income taxes	28,880	—	28,880
Amortization of intangible assets	7,556	—	7,556
Mark to market (gains) losses	(10,139)	—	(10,139)
Gain on asset sales	(125)	—	(125)
Gain on disposal of businesses	(76,417)	—	(76,417)
Impairment of goodwill	36,684	—	36,684
Other items	(1,686)	—	(1,686)
Adjustments from equity method investments	9,708	—	9,708
Income tax on items above and discrete tax items	13,162	—	13,162
NCI impact on items above	—	(12,239)	(12,239)
Adjusted (Non-GAAP)	$151,042	(30,145)	$120,897	$1.27

Weighted average shares outstanding – diluted			95,471

	Year Ended December 31, 2023 (U.S. Dollars and shares in thousands, except per share amounts)

	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$155,709	(31,646)	$124,063	$1.30
Loss (income) from discontinued operations, net of income taxes	21,818	—	21,818
Amortization of intangible assets	10,198	—	10,198
Mark to market losses	2,524	—	2,524
Gain on asset sales	(52,495)	—	(52,495)
Cyber-related incident	5,321	—	5,321
Other items	2,918	—	2,918
Adjustments from equity method investments	1,956	—	1,956
Income tax on items above and discrete tax items	5,243	—	5,243
NCI impact on items above	—	(3,494)	(3,494)
Adjusted (Non-GAAP)	$153,192	(35,140)	$118,052	$1.24

Weighted average shares outstanding – diluted			95,118

Supplemental Reconciliation of Prior Year Segment Results to Current Year Segment Results – Unaudited

	Revenue for the Three Months Ended
	December 31, 2023	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	December 31, 2024

	(U.S. Dollars in thousands)
Fresh Fruit	$748,703	$—	$—	$70,363	$819,066
Diversified Fresh Produce - EMEA	862,865	(907)	(7,425)	56,071	910,604
Diversified Fresh Produce - Americas & ROW	489,761	(1,575)	(103,749)	78,848	463,285
Intersegment	(29,074)	—	—	3,583	(25,491)
Total	$2,072,255	$(2,482)	$(111,174)	$208,865	$2,167,464

	Adjusted EBITDA for the Three Months Ended
	December 31, 2023	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	December 31, 2024

	(U.S. Dollars in thousands)
Fresh Fruit	$28,792	$43	$—	$3,055	$31,890
Diversified Fresh Produce - EMEA	32,638	(234)	(14)	97	32,487
Diversified Fresh Produce - Americas & ROW	15,427	(23)	(4,837)	(333)	10,234
Total	$76,857	$(214)	$(4,851)	$2,819	$74,611

	Revenue for the Year Ended
	December 31, 2023	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	December 31, 2024

	(U.S. Dollars in thousands)
Fresh Fruit	$3,135,866	$—	$—	$157,661	$3,293,527
Diversified Fresh Produce - EMEA	3,432,945	16,664	8,307	150,776	3,608,692
Diversified Fresh Produce - Americas & ROW	1,800,168	(3,275)	(343,868)	233,256	1,686,281
Intersegment	(123,711)	—	—	10,554	(113,157)
Total	$8,245,268	$13,389	$(335,561)	$552,247	$8,475,343

	Adjusted EBITDA for the Year Ended
	December 31, 2023	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	December 31, 2024

	(U.S. Dollars in thousands)
Fresh Fruit	$208,930	$10	$—	$5,908	$214,848
Diversified Fresh Produce - EMEA	133,570	281	139	(2,486)	131,504
Diversified Fresh Produce - Americas & ROW	42,618	(71)	(18,974)	22,278	45,851
Total	$385,118	$220	$(18,835)	$25,700	$392,203

Net Debt and Net Leverage Reconciliation – Unaudited
Net Debt is the primary measure used by management to analyze the Company’s capital structure. Net Debt is a non-GAAP financial measure, calculated as cash and cash equivalents, less current and long-term debt. It also excludes debt discounts and debt issuance costs. Net Leverage is calculated as total Net Debt divided by Adjusted EBITDA for the financial year. The calculation of Net Debt and Net Leverage as of December 31, 2024 is presented below. Net Debt as of December 31, 2024 was $637.1 million and Net Leverage was 1.6x.

	December 31, 2024	December 31, 2023

	(U.S. Dollars in thousands)
Cash and cash equivalents (Reported GAAP)	$330,017	$275,580
Debt (Reported GAAP):
Long-term debt, net	(866,075)	(845,013)
Current maturities	(80,097)	(222,940)
Bank overdrafts	(11,443)	(11,488)
Total debt, net	(957,615)	(1,079,441)
Less: Debt discounts and debt issuance costs (Reported GAAP)	(9,531)	(14,395)
Total gross debt	(967,146)	(1,093,836)
Net Debt (Non-GAAP)	$(637,129)	$(818,256)
Adjusted EBITDA (Non-GAAP)	392,203	385,118
Net Leverage (Non-GAAP)	1.6x	2.1x

Free Cash Flow from Continuing Operations Reconciliation – Unaudited

	Year Ended
	December 31, 2024	December 31, 2023

	(U.S. Dollars in thousands)
Net cash provided by operating activities - continuing operations (Reported GAAP)	$262,721	$298,605
Less: Capital expenditures (Reported GAAP)[12]	(82,435)	(78,041)
Free cash flow from continuing operations (Non-GAAP)	$180,286	$220,564
12 Capital expenditures do not include amounts attributable to discontinued operations.

Non-GAAP Financial Measures
Dole plc’s results are determined in accordance with U.S. GAAP.
In addition to its results under U.S. GAAP, in this Press Release, we also present Dole plc’s Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted EPS, Free Cash Flow from Continuing Operations, Net Debt and Net Leverage, which are supplemental measures of financial performance that are not required by, or presented in accordance with, U.S. GAAP (collectively, the "non-GAAP financial measures"). We present these non-GAAP financial measures, because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. These non-GAAP financial measures have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our operating results, cash flows or any other measure prescribed by U.S. GAAP. Our presentation of non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by any of the adjusted items or that any projections and estimates will be realized in their entirety or at all. In addition, adjustment items that are excluded from non-GAAP results can have a material impact on equivalent GAAP earnings, financial measures and cash flows.
Adjusted EBIT is calculated from GAAP net income by: (1) subtracting the income or adding the loss from discontinued operations, net of income taxes; (2) adding the income tax expense or subtracting the income tax benefit; (3) adding interest expense; (4) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from certain derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (5) other items which are separately stated based on materiality, which during the years ended December 31, 2024 and December 31, 2023, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property, adding impairment charges on property, plant and equipment, adding restructuring charges and costs for legal matters not in the ordinary course of business, adding impairment charges on goodwill and adding costs incurred for the cyber-related incident; and (6) the Company’s share of these items from equity method investments.

Adjusted EBITDA is calculated from GAAP net income by: (1) subtracting the income or adding the loss from discontinued operations, net of income taxes; (2) adding the income tax expense or subtracting the income tax benefit; (3) adding interest expense; (4) adding depreciation charges; (5) adding amortization charges on intangible assets; (6) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from certain derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (7) other items which are separately stated based on materiality, which during the years ended December 31, 2024 and December 31, 2023, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property, adding impairment charges on property, plant and equipment, adding restructuring charges and costs for legal matters not in the ordinary course of business, adding impairment charges on goodwill and adding costs incurred for the cyber-related incident; and (8) the Company’s share of these items from equity method investments.
Adjusted Net Income is calculated from GAAP net income attributable to Dole plc by: (1) subtracting the income or adding the loss from discontinued operations, net of income taxes; (2) adding amortization charges on intangible assets; (3) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from certain derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (4) other items which are separately stated based on materiality, which during the years ended December 31, 2024 and December 31, 2023, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property, adding impairment charges on property, plant and equipment, adding restructuring charges and costs for legal matters not in the ordinary course of business, adding impairment charges on goodwill and adding costs incurred for the cyber-related incident; (5) the Company’s share of these items from equity method investments; (6) excluding the tax effect of these items and discrete tax adjustments; and (7) excluding the effect of these items attributable to non-controlling interests.
Adjusted Earnings per Share is calculated from Adjusted Net Income divided by diluted weighted average number of shares in the applicable period.
Net Debt is a non-GAAP financial measure, calculated as GAAP cash and cash equivalents, less GAAP current and long-term debt. It also excludes GAAP unamortized debt discounts and debt issuance costs.
Net Leverage is a non-GAAP financial measure, calculated as Net Debt divided by Adjusted EBITDA, both of which are defined above.
Free cash flow from continuing operations is calculated from GAAP net cash used in or provided by operating activities for continuing operations less GAAP capital expenditures.
Like-for-like basis refers to the U.S. GAAP measure or non-GAAP financial measure excluding the impact of foreign currency translation movements and acquisitions and divestitures. The impact of foreign currency translation represents an estimate of the effect of translating the results of operations denominated in a foreign currency to U.S. dollar at prior year average rates, as compared to the current year average rates.
Dole is not able to provide a reconciliation for projected FY'25 results without taking unreasonable efforts.